C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	2004	2003	2002	2001	2000	1999
Earnings before taxes	$414,200	$223,200	$211,000	$204,900	$154,000	$173,300
Add(Deduct):
Fixed charges	17,700	17,900	17,700	19,100	24,500	24,200
Undistributed earnings of less than 50% owned companies carried at equity	(2,400)	(2,000)	(1,100)	(2,000)	(2,900)	(2,700)

Earnings available for fixed charges	$429,500	$239,100	$227,600	$222,000	$175,600	$194,800

Fixed charges:
Interest, including amounts capitalized	$12,700	$12,500	$12,600	$14,200	$19,300	$19,300
Proportion of rent expense deemed to represent interest factor	5,000	5,400	4,800	4,900	5,200	4,900

Fixed charges	$17,700	$17,900	$17,400	$19,100	$24,500	$24,200

Ratio of earnings to fixed charges	24.27	13.36	13.08	11.62	7.17	8.05

Exhibit 12.1